SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 15, 2005

NNO – TSX

   NTO – Amex

NORTHERN ORION REPORTS SECOND QUARTER RESULTS

Northern Orion recorded net earnings of $3,624,000 or $0.02 per share for the three months ended June 30, 2005 (“Q2 2005”) compared to net earnings of $2,851,000 or $0.03 per share for the same period in 2004 (“Q2 2004”).  Highlights for the quarter include (all figures are stated in U.S. dollars):

  The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera was $12,063,000 ($0.08 per share) for the quarter, compared to $10,683,000 ($0.10 per share) for the second quarter of 2004.

  Equity in earnings from Alumbrera was $6,935,000 ($0.05 per share) in Q2 2005, compared to $5,355,000 ($0.05 per share) for Q2 2004.

  As a result of the timing of sales shipments, approximately 33% of Alumbrera’s second quarter’s production will not be recognized as sales under Canadian and U.S. generally accepted accounting principles until the third quarter of 2005.  Had these shipments been recognized in the second quarter, as opposed to the third quarter, EBITDA and equity in earnings for Q2 2005 would have increased by approximately $4.0 million ($0.03 per share) and $2.8 million ($0.02 per share), respectively.

  Average realized copper price was $1.59 per pound and average realized gold price was $422 per ounce in Q2 2005.  The Company’s share of Alumbrera sales during the quarter was 11,312,400 pounds of copper and 15,897 ounces of gold.  For the comparative period in 2004, the average realized prices for copper and gold were $1.21 per pound and $388 per ounce respectively, and the Company’s share of Alumbrera sales was 10,371,400 pounds of copper and 18,833 ounces of gold.

  At June 30, 2005, the Company had a cash position (including temporary investments) of $131,860,000.  During the quarter, the Company repaid its $9 million loan to BHP Billiton and made a principal repayment of $2.5 million on its HVB loan.

 “We are pleased to report that current operations at Alumbrera continue to generate significant cash flow with the strength in metal prices.  The confirmed additional mineral reserves from Alumbrera’s ongoing ore delineation program and the approved expansion of the concentrator at the mine will increase production levels by the end of 2006 and add to future cash streams.  In the meantime, our Agua Rica feasibility study continues to progress very well,” said David Cohen, President and CEO of Northern Orion.

Teleconference call details

Northern Orion will host a telephone conference call on Tuesday, August 16, 2005 at 1:30 p.m. Pacific Time (4:30 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-866-898-9626 in Canada and the United States, or 1-416-340-2216 internationally.

The conference call will be archived for later playback until August 23, 2005 and can be accessed by dialing 1-800-408-3053 or 1-416-695-5800 and using the passcode 3159549#.

Results of Operations for the three and six months ended June 30, 2005

The Company recorded net earnings of $12,562,000 or $0.09 per share for the six months ended June 30, 2005 compared with net earnings of $11,985,000 or $0.11 per share for the same period in 2004.  The following table sets forth selected consolidated financial information for the three and six months ended June 30, 2005 and 2004 (in thousands of U.S. dollars, except per share amounts):

                                                                                          Table 1

Consolidated statements of operations
	Second quarter		First half
	2005	2004	2005	2004

Equity earnings of Minera Alumbrera Ltd.	$ 6,935	$ 5,355	$ 15,191	$ 15,412
Expenses
Financing costs	(285)	(138)	(569)	(198)
Foreign exchange gain (loss)	(1,183)	380	512	695
Office and administration	(740)	(746)	(1,247)	(1,156)
Professional and consulting	(425)	(325)	(881)	(767)
Property investigation and maintenance	(44)	--	(89)	--
Stock-based compensation	(1,418)	(1,412)	(1,418)	(1,544)
Interest and other income	923	23	1,418	56
Interest expense	(139)	(286)	(355)	(513)
Net earnings for the period	3,624	2,851	12,562	11,985

Earnings per share - basic	0.02	0.03	0.09	0.11
Earnings per share - fully diluted	0.02	0.02	0.08	0.09

Weighted average shares outstanding ('000s)
Basic	148,476	108,024	138,914	107,426
Fully diluted	165,683	131,179	158,972	131,508

Alumbrera operations

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the three and six months ended June 30, 2005 and 2004:

                                                                                                       Table 2

Company's 12.5% proportional share
of Alumbrera operations

	Second quarter		First half
	2005	2004	2005	2004
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	12,063	10,683	25,888	28,357
Equity in earnings	6,935	5,355	15,191	15,412

EBITDA, per share (1)	0.08	0.10	0.19	0.27
Equity in earnings, per share	0.05	0.05	0.11	0.14

Sales - Copper (pounds)	11,312,400	10,371,400	21,312,700	23,800,500
Gold (ounces)	15,897	18,833	32,638	40,133

Average realized price
Copper ($ per pound)	1.59	1.21	1.60	1.28
Gold ($ per ounce)	422	388	419	403

Copper cash costs per pound,	0.27	(0.02)	0.13	(0.07)
net of gold credits (1)

Key production statistics

Ore mined (tonnes)	1,148,000	1,038,000	2,226,000	1,984,000

Ore milled (tonnes)	1,150,000	1,074,000	2,293,000	2,131,000

Grades - Copper (%)	0.57	0.49	0.53	0.54
Gold (grams/tonne)	0.58	0.64	0.57	0.72

Recoveries - Copper (%)	91	88	90	90
Gold (%)	77	74	77	76

Production - Copper (pounds)	12,994,000	10,064,600	23,918,000	22,235,600
Gold (ounces)	16,308	16,400	32,166	37,300

Weighted shares outstanding - basic	148,476	108,024	138,914	107,426

 (1) These are non-GAAP measures as described below.

Alumbrera’s production in the second quarter and first half of 2005 was ahead of the budgeted mine plan primarily as a result of higher grades of copper and gold mined (see chart under Section 4.2 of this report).  However, ore mined was slightly below the budget due to intermittent periods of inclement weather and due to some of the mine fleet being diverted to the planned construction of a tailings embankment.  As the tailings embankment was completed well ahead of schedule, Alumbrera expects that the volume of ore mined will exceed budget in the next few months.

Compared to the same period in 2004, tonnes of ore mined and milled at Alumbrera were 6% and 7% higher, respectively, in the second quarter of 2005, and 12% and 8% higher, respectively, in the first six months of 2005.   Coupled with mining higher grades of copper in Q2 2005, this led to a 29% increase in copper production in Q2 2005 compared to Q2 2004.  For the six months ended June 30, 2005, production of copper was only 8% higher than the same period in 2004 as the overall copper grade in 2005 was slightly below that of 2004.  Gold grades, production and sales for the three and six months of 2005 were considerably lower compared to the same periods in 2004.  This has a negative impact on the calculation of cash costs per pound of copper, net of gold credits, in 2005.

Despite strong production from Alumbrera during the second quarter of 2005, approximately 33% of the quarter’s production will not be recognized as sales under Canadian and U.S. generally accepted accounting principles until the third quarter of 2005 as a result of the timing of sales shipments.  Had these shipments been recognized in the second quarter, as opposed to the third quarter, EBITDA and equity in earnings for Q2 2005 would have increased by approximately $4.0 million ($0.03 per share) and $2.8 million ($0.02 per share), respectively.

The average realized prices of copper and gold in Q2 2005 were $1.59 per pound and $422 per ounce, respectively, compared to $1.21 and $388, respectively, in Q2 2004.  For the first half of 2005, the average realized prices of copper and gold were $1.60 per pound and $419 per ounce, respectively, compared to $1.28 and $403, respectively, for the same period in 2004.

Recent Developments at Alumbrera

The Company was recently advised by Mineral Alumbrera Ltd. that Mineral Reserves at Alumbrera have increased by more than 10%, and US$15.5 million (Northern Orion share - US$1.9 million) will be spent on an expansion of the concentrator at the mine.  The expansion, which is projected to increase mill throughput by 8% to 40 million tonnes per annum, is scheduled for commissioning in December 2006 and should result in an increase in production levels.

Alumbrera has recently confirmed 40 million tonnes of additional Mineral Reserves from its on-going ore delineation drilling program, undertaken both within the existing ore envelope and from extensions at depth, plus improvements in the ultimate pit slopes design. This equates to an additional 375 million pounds of contained copper (Northern Orion share – 46.9 million pounds) and 500,000 ounces of gold (Northern Orion share – 62,500 ounces) over the life of the mine, and is a further increase to the 80 million tonnes of Mineral Reserves Alumbrera announced in June 2004. The mine plan has been re-optimized based on a new geological model with this additional mineralization. Alumbrera plans to continue with in-pit resource definition in the second half of 2005 in hopes of adding further Mineral Reserves.

As a consequence of the announced increase, current Mineral Reserves and Resources are (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*

Proved	370 Mt @0.47%Cu & 0.52 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	390 Mt @0.47%Cu & 0.51 gpt Au

Mineral Resources*

Measured	390 Mt @0.47%Cu & 0.51 gpt Au
Indicated	28 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.47%Cu & 0.50 gpt Au

* The information in this press release which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash cost has increased to $0.27 per pound of copper in Q2 2005 from negative $0.02 per pound in Q2 2004.  Lower gold production and sales, higher fuel prices and consumption, increased sea freight rates and increased royalties (as a result of higher copper prices) have all contributed to a higher cash cost in Q2 2005.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

                                                                            Table 3

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)	Second quarter		First half
	2005	2004	2005	2004
EBITDA Calculation
Revenues from mining activities	$ 21,871	$ 17,799	$ 42,281	$ 42,851
Direct operating costs	(9,262)	(7,005)	(15,369)	(13,872)
Royalties	(546)	(111)	(1,024)	(623)
Cash cost of sales	(9,808)	(7,116)	(16,393)	(14,495)
EBITDA	$ 12,063	$ 10,683	$ 25,888	$ 28,356
Depreciation, amortization and taxes	(5,128)	(5,328)	(10,697)	(12,944)
Equity earnings of Alumbrera	$ 6,935	$ 5,355	$ 15,191	$ 15,412

Cash cost calculation
Gold sales in ounces	15,897	18,833	32,638	40,133
Average realized price per ounce	$ 422	$ 388	$ 419	$ 403
Total gold revenues	$ 6,711	$ 7,307	$ 13,691	$ 16,174
Cash cost of sales	9,808	7,116	16,393	14,495
Net costs after gold credits	3,097	(191)	2,702	(1,679)
Copper sales in pounds	11,312,400	10,371,400	21,312,700	23,800,500
Cash cost per pound of copper	$ 0.27	$ (0.02)	$ 0.13	$ (0.07)

Agua Rica

The Company is planning the development of an independent mine and processing facility at Agua Rica, with production planned for 2009.  In late 2004, the Company commissioned Hatch Ltd. to prepare a feasibility study suitable for financing.  This study is expected to be completed in the first half of 2006.  Part of this effort includes a re-estimation of the Agua Rica resources using the full 176 Hole database previously developed by BHP.  The results of the re-estimation, completed on March 24, 2005 and available on SEDAR at www.sedar.com, showed a significantly expanded resource.  The Company is currently doing geotechnical drilling at site to support the feasibility study.  The Company has also mandated a financial advisor to arrange project debt financing that will be used to develop the project.  The Company is also currently in discussions with banks and smelter groups that may potentially participate in the financing.

In the second quarter of 2005, the Company spent $2,880,000 on advancing the feasibility study.  In the six months ended June 30, 2005, $3,354,000 was spent on the feasibility study.

Corporate

With the exception of financing costs, foreign exchange, and interest income, amounts incurred by the Company for all other corporate expenses during the second quarter of 2005 were comparable to the same period in 2004.

Financing costs of $285,000 were recorded in Q2 2005 compared to $138,000 in Q2 2004.  For the six months of 2005 and 2004, the financing costs were $569,000 and $198,000 respectively.  These costs represent the amortization of the bank commitment fees and finance charges associated with the HVB $24.5 million term loan facility acquired in March 2004.  The amount amortized is higher in 2005 because the Company has accelerated its payback of the loan principal, resulting in a reduced amortization period for the financing costs.

The Company holds a significant portion of their funds in Canadian dollars.  As a result of the drop in the Canadian dollar versus the U.S. dollar between March 31, 2005 and June 30, 2005, the Company recorded a foreign exchange loss of $1,183,000 in Q2 2005.  However, for the six months ended June 30, 2005, a foreign exchange gain of $512,000 was recorded, as the U.S. dollar exchange rate dropped relative to the Canadian dollar from January 1, 2005 to June 30, 2005.

Interest income increased from $23,000 in Q2 2004 to $923,000 in Q2 2005 due to the Company’s increased cash balances from the short form prospectus offering.  At June 30, 2005, $551,000 in interest receivable was included in prepaid expenses and other receivables on the balance sheet.

Liquidity and Capital Resources

At June 30, 2005, the Company had working capital of $125,325,000 (December 31, 2004 - $21,168,000) and cash, cash equivalents and temporary investments of $131,860,000 (December 31, 2004 - $45,689,000).  During the six months ended June 30, 2005, the increase in the cash balances was provided mostly by proceeds from a short form prospectus offering of the Company’s shares in February 2005, and by cash distributions of $13,804,000 from the Company’s 12.5%-owned Alumbrera mine.  During the quarter ended June 30, 2005, the Company repaid its $9 million loan to BHP Billiton and made a principal repayment of $2.5 million on its HVB loan.  At June 30, 2005, the Company’s long-term debt has been reduced to $6,040,000 (of which $6,000,000 is current), from $26,440,000 at December 31, 2004.

Outlook

The Company anticipates copper and gold prices to remain strong through 2005 and beyond.  For the remainder of 2005, the mine plan at Alumbrera calls for the mining of higher grade zones as compared to the second quarter of 2005.  The following graphs show the estimated grades and recoveries for copper and gold for 2005:

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight years, which, along with the February 2005 short-form prospectus offering for Cdn.$125,012,500 (U.S.$101,637,000), will provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  If so, over the long-term, the Company may still need to obtain additional funding for, or third party participation in Agua Rica in order to bring it into production.   If required, the Company may obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

 “David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 15, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer